Exhibit 99.5

Notice of Availability of Proxy Materials
for BTQ Technologies Corp. Annual General and Special Meeting

Meeting Date and Time: August 12, 2026 at 10:00 AM (Vancouver Time)

Location: Virtual at https://meetnow.global/MFA7TCZ.

Please be advised that the management information circular (the “Information Circular”), proxy materials, annual financial statements and management’s discussion and analysis (collectively, the “Materials”) for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of the Materials, but you are reminded to access and review the Materials available online prior to voting. The Materials are available at:

https://www.btq.com/investor-relations

OR

www.sedarplus.ca

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the Materials by mail at no cost. Requests for paper copies must be received by 10 AM (Vancouver time) on July 29, 2026 in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedarplus.ca.

For more information regarding notice-and-access, or to obtain a paper copy of the Materials, please call 1-844-916-0609 (toll-free) or 1-303-562-9305 (direct dial) for service in English, and 1-844-973-0593 (toll-free) or 1-303-562-9306 (direct dial) for service in French.

Notice of meeting

The resolutions to be voted on at the meeting, described in detail in the Information Circular, are as follows:

1.	Financial Statements: To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2025, together with the report of the auditor thereon.

2.	Fix Number of Directors: To fix the number of directors of the Company at five. See section entitled Setting Number of Directors in the Information Circular.

3.	Elect our Directors: To elect five directors of the Company for the ensuing year. See section entitled Election of Directors in the Information Circular.

4.	Reapprove the Omnibus Plan: To reapprove the Company’s omnibus plan. See section entitled Other Particulars of Matters to be Acted Upon - Reapproval of the Omnibus Plan in the

Information Circular.

5.	Appoint our Auditor: To appoint MNP LLP as auditor of the Company for the ensuing year and to authorize the board of directors to fix their remuneration. See section entitled Appointment of Auditor in the Information Circular.

6.	Other Business: To transact such other business as may properly come before the meeting or any adjournment thereof. See section entitled Other Matters in the Information Circular.

Voting

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by 10 AM (Vancouver time), on August 10, 2026.

Stratification

The Company will not use procedures known as “stratification” in relation to the use of Notice-and-Access Provisions.